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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                (AMENDMENT NO. 4)



                               INAMED CORPORATION
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                                (Name of Issuer)


  COMMON STOCK, NO PAR VALUE                                       453235103
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(Title of class of securities)                                  (CUSIP number)


                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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       (Name, address and telephone number of person authorized to receive notices and communications)


                                  MAY 13, 1997
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             (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
---------------------------------------            -----------------------------
CUSIP No.  453235103                                     13D-Page 2
---------------------------------------            -----------------------------

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  1         NAME OF REPORTING PERSON:       THE SC FUNDAMENTAL VALUE FUND, L.P.

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
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  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [X]
                                                                        (B) [_]
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  3         SEC USE ONLY

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  4         SOURCE OF FUNDS:                  WC/OO

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  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d)                                                    [_]
            OR 2(e):
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  6         CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

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   NUMBER OF              7      SOLE VOTING POWER:                  0
     SHARES
                      ----------------------------------------------------------
  BENEFICIALLY            8      SHARED VOTING POWER:                613,095
    OWNED BY
                      ----------------------------------------------------------
      EACH                9      SOLE DISPOSITIVE POWER:             0
   REPORTING
                      ----------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER:           613,095

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 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              613,095
            REPORTING PERSON:

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 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                        [_]

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 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         6.8%

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 14         TYPE OF REPORTING PERSON:                           PN

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SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------            ------------------------------
CUSIP No. 453235103                                    13D-Page 3
--------------------------------------            ------------------------------

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 1         NAME OF REPORTING PERSON:            SC FUNDAMENTAL VALUE BVI, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [X]
                                                                       (B) [_]
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 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  N/A

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d)                                                       [_]
           OR 2(e):
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 6         CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

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  NUMBER OF              7      SOLE VOTING POWER:                  0
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                275,205
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:             0
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:           275,205

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              275,205
           REPORTING PERSON:

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                         [_]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            3.0%

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14         TYPE OF REPORTING PERSON:                           CO

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SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------            ----------------------------------
CUSIP No.   453235103                                           13D-Page 4
----------------------------------            ----------------------------------

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 1         NAME OF REPORTING PERSON:                 SC FUNDAMENTAL, INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                      (B) [_]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  N/A

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d)                                                      [_]
           OR 2(e):
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 6         CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                    0
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                  613,095
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:               0
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:             613,095

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                613,095
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                          [_]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          6.8%

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14         TYPE OF REPORTING PERSON:                           CO

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SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------            --------------------------------
CUSIP No.  453235103                                       13D-Page 5
------------------------------------            --------------------------------

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 1         NAME OF REPORTING PERSON:                           GARY N. SIEGLER

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (A) [_]
                                                                       (B) [X]
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 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  N/A

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d)                                                        [_]
           OR 2(e):
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 6         CITIZENSHIP OR PLACE OF ORGANIZATION:               UNITED STATES

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  NUMBER OF              7      SOLE VOTING POWER:                   0
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                 888,300
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:              0
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:            888,300

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH               888,300
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                         [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):           9.8%

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14         TYPE OF REPORTING PERSON:                           IN

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SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------            ---------------------------------
CUSIP No. 453235103                                      13D-Page 6
-----------------------------------            ---------------------------------

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 1         NAME OF REPORTING PERSON:                           PETER M. COLLERY

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (A) [_]
                                                                        (B) [X]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         SOURCE OF FUNDS:                  N/A

--------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d)                                                       [_]
           OR 2(e):
--------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION:               UNITED STATES

--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER:                    0
    SHARES
                     -----------------------------------------------------------
 BENEFICIALLY            8      SHARED VOTING POWER:                  888,300
   OWNED BY
                     -----------------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER:               0
  REPORTING
                     -----------------------------------------------------------
 PERSON WITH             10     SHARED DISPOSITIVE POWER:             888,300

--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                888,300
           REPORTING PERSON:

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                          [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             9.8%

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14         TYPE OF REPORTING PERSON:                           IN

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SEE INSTRUCTIONS BEFORE FILLING OUT!

               This constitutes Amendment No. 4 to the Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "Commission") by The SC Fundamental Value Fund, L.P., a Delaware limited partnership (the "Fund"), SC Fundamental Value BVI, Inc., a Delaware corporation, SC Fundamental Inc., a Delaware corporation, Gary N. Siegler, an individual, and Peter M. Collery, an individual (collectively, the "Reporting Persons"), with respect to the Common Stock, no par value (the "Common Stock"), of Inamed Corporation, a Florida corporation (the "Company").


Item 4. Purpose of the Transaction.

               As previously reported in the Statement and Amendments No. 1, 2 and 3 thereto, the Fund and SC Fundamental Value BVI, Ltd. (collectively, the "Sellers") purchased, in the aggregate, $8,460,000 principal amount of the Company's 11% Secured Convertible Notes due 1999 (the "Notes"). The Notes were issued under an indenture, dated as of January 2, 1996 (as amended from time to time, the "Indenture"), between the Company and Santa Barbara Bank & Trust, as trustee.

               As previously reported in Amendment No. 2 to the Statement filed with the Commission on March 4, 1997, the Sellers entered into that certain letter agreement, dated February 27, 1997 (the "Letter Agreement"), with the Company pursuant to which, among other things, the Sellers agreed to a restructuring of the Company's indebtedness held by the Sellers in order to, among other things, (i) terminate those certain Escrow

Agreements, each dated as of January 2, 1996 (as amended from time to time, the "Escrow Agreements") and (ii) return the escrowed funds held pursuant to the Escrow Agreements to the Sellers and the other holders of the Notes and the Company agreed to issue to the Sellers and the other holders of the Notes warrants to purchase shares of Common Stock.

               As previously reported in Amendment No. 3 to the Statement filed with the Commission on April 4, 1997, the Sellers agreed to sell to Appaloosa Investment Limited Partnership I (the "Buyer"), pursuant to the terms of a Trade Confirmation dated as of March 27, 1997 (the "Previous Agreement"), $4,834,286 in aggregate principal amount of the Notes. This sale was scheduled to close upon the effectiveness of the second supplemental indenture to the Indenture, which supplement would give effect to the amendments to the Notes contemplated by the Letter Agreement. The second supplemental indenture to the Indenture has not yet become effective.

               On May 13, 1997, the Buyer and the Sellers agreed that, in lieu of consummating the transactions in accordance with the terms of the Previous Agreement, the Sellers (i) will sell to the Buyer $8,460,000 in aggregate principal amount of the Notes and (ii) will assign to the Buyer all of the rights of the Sellers (and the Buyer will assume all of the Sellers' obligations) under the terms of the Letter Agreement (collectively, the "Sale"). As consideration for the Sale, the Buyer will pay to the Sellers the aggregate face amount of the Notes subject to the Sale, plus accrued interest through the date of closing.

               After giving effect to the Sale, the Reporting Persons will no longer beneficially own any Notes and will beneficially own 42,300 shares of Common Stock.

               Except with respect to the Sale, the Reporting Persons currently have no plans or proposals which would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

               The Reporting Persons may from time to time (i) acquire additional shares of Common Stock, subject to the availability of prices deemed favorable in the open market, in privately negotiated transactions or otherwise or (ii) dispose of the shares of Common Stock owned by them or subsequently acquired or sell short such shares of Common Stock, in each case at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.


Item 5. Interest in Securities of the Issuer

               The information in Items 4 and 6 is incorporated herein by reference.


Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

               The information in Item 4 above is incorporated herein by reference.


Item 7.        Material to be Filed as Exhibits.

               1. Trade Confirmation revised May 13, 1997, among the Sellers, Scott Bommer and the Buyer.

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 14, 1997

                               SC FUNDAMENTAL INC.

                                       By:    /s/ Neil H. Koffler
                                             ----------------------------------
                                              Neil H. Koffler as Attorney-
                                              in-Fact for Peter M. Collery,
                                              Vice President


                               THE SC FUNDAMENTAL VALUE FUND, L.P.

                                       By:    SC FUNDAMENTAL INC.

                                       By:    /s/ Neil H. Koffler
                                             ----------------------------------
                                              Neil H. Koffler as Attorney-
                                              in-Fact for Peter M. Collery,
                                              Vice President


                               SC FUNDAMENTAL VALUE BVI, INC.

                                       By:    /s/ Neil H. Koffler
                                             ----------------------------------
                                              Neil H. Koffler as Attorney-
                                              in-Fact for Peter M. Collery,
                                              Vice President


                                       /s/ Neil H. Koffler
                                       ------------------------------------
                                       Neil H. Koffler as Attorney-
                                       in-Fact for Gary N. Siegler*


                                       /s/ Neil H. Koffler
                                       ------------------------------------
                                       Neil H. Koffler as Attorney-
                                       in-Fact for Peter M. Collery*


*The Powers of Attorney for Messrs. Collery and Siegler were filed as Exhibit A to Amendment No. 5 to Schedule 13D relating to US Facilities Corporation on August 4, 1995 and is hereby incorporated herein by reference.

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

   1.          Trade Confirmation revised May 13, 1997, among the
               Sellers, Scott Bommer and the Buyer.












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